UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

Financial and Operating Results

On May 6, 2021, Celyad Oncology SA (the “Company”) issued a press release announcing its financial and operating results for the first quarter of 2021. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company’s interim consolidated statement of comprehensive income and interim consolidated statement of financial position for the first quarter of 2021 are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Update on Horizon Discovery

As previously disclosed, Horizon Discovery Group plc / PerkinElmer, Inc. (Horizon/PKI) informed us they believe we are in material breach of our 2018 research and development collaboration and license agreements. Horizon/PKI recently informed us that unless we are able to reach agreement regarding the purported material breach they may elect to serve us a notice of termination. We continue to believe that any formal notice of termination would be without merit and we would expect to vigorously contest the validity and effectiveness of any such notice and the existence of any material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. We are currently in discussions with Horizon/PKI to settle the matter.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, except for the quote of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on May 6, 2021

99.2	Interim consolidated statement of comprehensive income and interim consolidated statement of financial position

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: May 7, 2021	By:	/s/ Filippo Petti
Filippo Petti
Chief Executive Officer and Financial Officer